Balaton Power Inc.
16678 77th Avenue
Surrey, British Columbia V4N 0L3

Phone: 604-574-9551	Toll Free: 1.800.239.5526	Fax: 604-574-0358

March 22, 2007

BALATON GRANTS OPTIONS

Vancouver, B.C., Canada, August 29, 2007 – Balaton Power Inc. (“Balaton”) (OTC BB: Symbol BPWRF) is pleased to announce that Balaton has granted its directors a total of 400,000 options at an exercise price of US$0.25. The options expire on August 21, 2010. The directors of Balaton are: Michael Rosa, Robert Wyllie, David Wynn and Nicole Bouthillier.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Robert Wyllie”

Robert Wyllie
Chief Financial Officer

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power’s general business development, research development and/or the Company’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.